SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

ENDRA Life Sciences Inc.
(Name of Issuer)

Common Stock, $0.0001 par value Warrants, each to purchase one share of Common Stock
(Title of Class of Securities)

29273B104 (Common Stock) 29273B112 (Warrants)
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29273B104
1.	Names of Reporting Persons. Longboard Capital Advisors, LLC (EIN 86-1150459) Brett Conrad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Longboard Capital Advisors, LLC – Delaware Brett Conrad – USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 333,364 aggregate shares of Common Stock (see Item 4 below)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 333,364 aggregate shares of Common Stock (see Item 4 below)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 333,364 aggregate shares of Common Stock (see Item 4 below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 4.36%
12.	Type of Reporting Person (See Instructions) Longboard Capital Advisors, LLC – IA Brett Conrad – IN

CUSIP No. 29273B112
1.	Names of Reporting Persons. Longboard Capital Advisors, LLC (EIN 86-1150459) Brett Conrad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Longboard Capital Advisors, LLC – Delaware Brett Conrad – USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 210,538 Warrants
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 210,538 Warrants
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 210,538 Warrants
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 11.29%
12.	Type of Reporting Person (See Instructions) Longboard Capital Advisors, LLC – IA Brett Conrad – IN

ITEM 1:

(a)  Name of Issuer:

ENDRA Life Sciences Inc.

(b)  Address of Issur’s Principal Executive Offices:

3600 Green Court, Suite 350
Ann Arbor, Michigan 48105

ITEM 2:

(a)  Name of Person Filing:

Longboard Capital Advisors, LLC

Brett Conrad

(b)  Address of Principal Business Office or, if None, Residence:

1312 Cedar St., Santa Monica, California 90405

(c)  Citizenship:

Longboard Capital Advisors, LLC – Delaware

Brett Conrad – USA

(d)  Title of Class of Securities:

Common Stock, $0.0001 par value

Warrants, each to purchase one share of Common Stock

(e)  CUSIP Number:

29273B104 (Common Stock)
29273B112 (Warrants)

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

(a)  Amount beneficially owned: 333,364 aggregate shares of Common Stock may be deemed to be beneficially owned by the Reporting Person, which include 218,031 shares of Common Stock issuable upon exercise of warrants, including the 210,538 Warrants described below.

210,538 Warrants may be deemed to be beneficially owned by the Reporting Person.

(b) Percent of class: 4.36%  (Common Stock)
                                    11.29% (Warrants)

(c) The information required by Item 4(c) is set forth in Rows 5 through 8 of the cover pages for the Reporting Person and is incorporated herein by reference.

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒ (with respect to Common Stock)

The Reporting Person, as of the date hereof, may still be deemed to beneficially own more than five percent of Warrants.

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

This Item 6 is not applicable.

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

This Item 7 is not applicable.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
 This Item 8 is not applicable.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

This Item 9 is not applicable.

ITEM 10:  CERTIFICATIONS.

 By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019	By:	/s/ Brett Conrad
Name: Brett Conrad Title: Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).